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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  HUMASCAN INC.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
- ------------------------------------------------------------------------------
                         (Title of class of securities)


                                    444882104
- ------------------------------------------------------------------------------
                                 (CUSIP Number)


                          David Alan Miller, Esq.
                          Graubard Mollen & Miller
                          600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
- -------------------------------------------------------------------------------
           Name, address and telephone number of persons authorized to receive notices and communications)


                                 August 29, 1996
- -------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box   |_|.

Check the following box if a fee is being paid with the statement  |X|.

(A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: A copy of this statement, including all exhibits, has been filed with the Commission electronically. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages
                               There are no Exhibits

                                                           SEC 1746 (12-91)

                                  SCHEDULE 13D

- -------------------                                          -----------------
CUSIP No. 444882104                                          Page 2 of 5 Pages
- -------------------                                          -----------------

- ------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Donald B. Brounstein
            ###-##-####
- ------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                           (b)  |X|

- ------------------------------------------------------------------------------
3     SEC USE ONLY


- ------------------------------------------------------------------------------
4     SOURCE OF FUNDS*
           PF, 00
- ------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)   |_|


- ------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
- ------------------------------------------------------------------------------
     NUMBER OF             7     SOLE VOTING POWER
       SHARES                       897,000 Shares
    BENEFICIALLY           ---------------------------------------------------
      OWNED BY             8     SHARED VOTING POWER
        EACH                        1,000 Shares
     REPORTING             ---------------------------------------------------
       PERSON              9     SOLE DISPOSITIVE POWER
        WITH                        897,000 Shares
                           ---------------------------------------------------
                           10    SHARED DISPOSITIVE POWER
                                    1,000 Shares
- ------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           897,000 Shares
- -------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

           Excludes 16,000 and 1,000 shares owned by reporting person's wife and son, respectively.
- ------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.5%
- ------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

           IN
- ------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

- -------------------                                          -----------------
CUSIP No. 444882104                                          Page 3 of 5 Pages
- -------------------                                          -----------------


Item     Security and Issuer

                  The class of equity securities to which this Schedule relates is the common stock, $.01 par value (the "Common Stock"), of HumaScan Inc. (the "Issuer"), a Delaware corporation, whose principal executive offices are located at 514 Centennial Avenue, Cranford, New Jersey 07016.

                  The  percentage  of  beneficial  ownership  reflected  in this
Schedule is based upon 7,792,313 shares of Common Stock outstanding on August 19, 1996, which number has been obtained directly from the Issuer and includes an aggregate of 72,000 shares of Common Stock which underlie convertible securities owned by the person on whose behalf this Schedule is being filed.

Item     Identity and Background

         (a) Name: This Schedule is being filed on behalf of Donald B. Brounstein ("Brounstein").

         (b) Business Address: Brounstein has a business address of c/o HumaScan Inc., 514 Centennial Avenue, Cranford, New Jersey 07016.

         (c) Principal Business: Brounstein is the President, Chief Executive Officer and a Director of the Issuer. Brounstein devotes all of his time to the Issuer. The Issuer manufactures and markets a breast thermal activity indicator, the indicator is an adjunct test for breast disease.

         (d) During the last five years, Brounstein has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Brounstein has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)     Brounstein is a citizen of the United States.


Item     Source and Amounts of Funds or Other Consideration

                  Brounstein used personal funds of $102,000 to purchase 17,000 shares of the Issuer's Common Stock described below in Item 5(c).

                  Brounstein acquired 75,000 shares of the Issuer's Common Stock in August 1996 upon conversion of 75,000 shares of Series A Preferred Stock of the Issuer owned by Brounstein as described below in Item 5(c). Brounstein purchased the Series A Preferred Stock as part of Units in connection with the Issuer's May 1996 Private Placement. As consideration

- -------------------                                          -----------------
CUSIP No. 444882104                                          Page 4 of 5 Pages
- -------------------                                          -----------------

for the Units, Brounstein surrendered $40,000 of a bridge note owed to him by the Issuer and forgave $34,000 in principal amount of a loan extended by Brounstein to the Issuer in 1995.

Item     Purpose of Transactions

                  Brounstein's wife, Ellen Brounstein, and son, Alexander Brounstein, have acquired the securities specified in Item 5(c) of this Schedule 13D for investment purposes. Brounstein may acquire or dispose of additional shares of the Issuer, but does not presently intend to do so, although this intention may change depending upon market conditions. Brounstein has no present plans which relate to or would result in: an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's business or corporate structure; changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities and Exchange Act of 1934; or any action similar to the above.

Item     Interest in Securities of the Issuer

                  (a) Brounstein beneficially owns 897,000 shares of Common Stock, including 72,000 shares underlying convertible securities. Such shares, including the shares underlying convertible securities owned by Brounstein, represent 11.5% of the Issuer's outstanding shares of Common Stock. In addition, Brounstein's wife Ellen Brounstein and son Alexander Brounstein own 16,000 and 1,000 shares, respectively, of the Issuer's Common Stock. Brounstein does not have any voting or dispositive power and disclaims any beneficial ownership with respect to such shares, although he may be deemed to have beneficial ownership of such shares due to the nature of the relationship of such shareholders to himself, in which case he would be deemed to own 11.7% of the outstanding shares of the Issuer's Common Stock.

                  (b) Brounstein has sole voting and dispositive power with respect to the 897,000 shares of Common Stock and disclaims the right to direct the vote and to dispose of the 16,000 shares owned by his wife Ellen Brounstein and the 1,000 shares of Common Stock owned by his son Alexander Brounstein. Ellen Brounstein has sole voting and dispositive power with respect to 16,000 shares and Alexander Brounstein has sole voting and dispositive power with respect to the 1,000 shares described in Item 5(a).

                  (c) Brounstein purchased an aggregate of 17,000 shares of the Issuer's Common Stock in the Issuer's initial public offering (consisting of the 1,000 shares purchased by his son Alexander Brounstein and 16,000 shares purchased for his wife Ellen Brounstein) for an aggregate purchase price of $102,000. Brounstein received an additional 75,000 shares of common stock in August 1996 upon conversion of Series A Preferred Stock owned by him. Brounstein purchased the Series A Preferred Stock as part of Units he purchased in connection with the Issuer's May 1996 private placement. Upon consummation of the Issuer's initial public offering (August 29, 1996), each share of Series A Preferred Stock automatically converted into one share of the Issuer's Common Stock. Accordingly, on August 29, 1996, Brounstein's 75,000 shares of Series A Preferred Stock automatically converted into 75,000 shares of the Issuer's Common Stock.

- -------------------                                          -----------------
CUSIP No. 444882104                                          Page 5 of 5 Pages
- -------------------                                          -----------------

                  (d) Brounstein's son, Alexander Brounstein, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 1,000 shares of Common Stock referenced in 5(a). Brounstein's wife, Ellen Brounstein, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the 16,000 shares of Common Stock referred to in 5(a).

                  (e)      Not applicable.

Item Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

                  Alexander Brounstein, the son of Brounstein, owns 1,000 shares of the Issuer's Common Stock as referenced in 5(a). Alexander is 18 years old, resides at home, but has recently commenced attending college as an on-campus student. There are no formal arrangements, contracts or understandings between Alexander Brounstein and Brounstein with respect to the 1,000 shares of Common Stock and none between Brounstein and his wife, Ellen Brounstein, with respect to the 16,000 shares.

Item     Material to be Filed as Exhibits

                  None



                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 28, 1996

                                                  /s/ Donald B. Brounstein
                                                  -----------------------------
                                                  Donald B. Brounstein

- -------------------                                          -----------------
CUSIP No. 444882104                                          Page 5 of 5 Pages
- -------------------                                          -----------------


                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 28, 1996

                                                     -----------------------
                                                     Donald B. Brounstein